UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*

                               Hi-Shear Industries Inc.

                                  (Name of Issuer)

                             Common Stock $.10 Par Value

                          (Title of Class of Securities)

                                     428399-10-9

                                   (CUSIP Number)

                                   David A. Wingate
                               3333 New Hyde Park Road
                                North Hills, NY  11042
                                    (516) 627-8600

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   October 9, 1995

               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to

                                    Page 1 of 8








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          the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















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                                    SCHEDULE 13D
          CUSIP No. 428399-10-9

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    David A. Wingate

          _________________________________________________________________
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                 (b) /x/
          _________________________________________________________________
          3    SEC USE ONLY
          _________________________________________________________________
          4   SOURCE OF FUNDS*
                    OO
          _________________________________________________________________
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or (e)                          / /
          _________________________________________________________________
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
          _________________________________________________________________
                         7   SOLE VOTING POWER
          NUMBER OF
          SHARES         _________________________________________________
          BENEFICIALLY   8   SHARED VOTING POWER
          OWNED BY           1,181,494
                         -------------------------------------------------
          EACH REPORTING 9   SOLE DISPOSITIVE POWER
          PERSON         _________________________________________________
          WITH           10  SHARED DISPOSITIVE POWER
                             1,181,494
          ----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               1,181,494
          _________________________________________________________________
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
          _________________________________________________________________
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               20.18%
          _________________________________________________________________
          14  TYPE OF REPORTING PERSON*
                    IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!







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                          STATEMENT PURSUANT TO RULE 13d-1

                                       OF THE

                           GENERAL RULES AND REGULATIONS

                                     UNDER THE

                     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________


                    This Amendment No. 5 supplements, amends and restates the Statement on Schedule on 13D, as amended, previously filed by David A. Wingate. The responses to Items 3, 4, 5 and 6 below incorporate by reference the responses to certain other of such items.

          Item 1    Name of Issuer:  Hi-Shear Industries Inc., a Delaware
                    --------------
                    corporation ("HSI")

                    Address of Issuer's
                    -------------------
                    Principal Executive Offices:  3333 New Hyde Park Road
                    ---------------------------   North Hills, NY 11042

                    Title and Class of Securities:  Common Stock $.10 Par
                    -----------------------------
                    Value


          Item 2(a) Name of Person Filing:  David A. Wingate
                    ---------------------

          Item 2(b) and (c) Principal Occupation  Business Executive
                            --------------------
                            and Business Address: Hi-Shear Industries Inc. -------------------- (Diversified
                                                  Manufacturing Company)
                                                  3333 New Hyde Park Road
                                                  North Hills, NY 11042


          Item 2(d) Convictions:  None
                    -----------

          Item 2(e) Civil Proceedings:  None
                    -----------------

          Item 2(f) Citizenship:  U.S.A.
                    -----------


          Item 3    Source and Amount of Funds or Other Consideration:  On
                    -------------------------------------------------
                    January 28, 1977, in connection with the consummation of the transactions contemplated by the Plan of


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                    Reorganization and Agreement to Merge, dated as of
                    November 15, 1976, by and among Midwood Industries, Inc., a New York corporation ("Midwood"), Hi-Shear Corporation, a California corporation, and HSI (the Issuer), the 71 shares of common stock of Midwood owned by Mr. Wingate (the Reporting Person) were converted into 1,846,000 shares of common stock of HSI, which then represented 56.7% of the outstanding common stock of HSI. As reported on amendments to Schedule 13D previously filed by Mr. Wingate, since 1977, Mr. Wingate has on occasion disposed of certain shares of common stock of HSI, and the number of shares of common stock of HSI which are currently beneficially owned by Mr. Wingate is 1,181,494.


          Item 4    Purpose of Transaction:  At the time of the 1977 merger
                    ----------------------
                    described in Item 3 above, Mr. Wingate was an officer and a director of Midwood. Upon the consummation of such merger, Mr. Wingate was president and a director of HSI. Currently, Mr. Wingate serves as Chairman of the Board and Chief Executive Officer and a director of HSI and is therefore an affiliate of HSI.

                         Mr. Wingate has entered into the Stockholders
                    Agreement (as hereinafter defined) in connection with the sale of substantially all of the assets of HSI, as described in Item 5(b) and (c) below.

          Item 5(a) Interest in Securities of the Issuer:  The number of
                    ------------------------------------
                    shares of common stock of HSI which are currently beneficially owned by Mr. Wingate is 1,181,494, which represents 20.18% of the outstanding common stock of HSI.

          Item 5(b) and (c)   Voting and Dispositive Control; Recent
                              --------------------------------------
                    Transactions:  On October 9, 1995, The Wingate Family
                    ------------
                    Trust of 1980, Shoshanna L. Wingate Revocable Trust,
                    The David A. & Shoshanna Wingate Foundation Inc. and Philip M. Slonim (all of whom are stockholders of HSI) entered into a Stockholders Agreement (the
                    "Stockholders Agreement") with GFI Industries, a societe anonyme organized under the laws of the Republic of France ("GFI"). Mr. Wingate is the sole trustee of The Wingate Family Trust of 1980 and his wife is the sole trustee of the Shoshanna L. Wingate Revocable Trust. Accordingly, the shares of common stock of HSI owned by such Trusts are beneficially owned by Mr. Wingate. The 1,181,494 shares beneficially owned by Mr. Wingate do not include 150,000 shares owned by the David A. & Shoshanna L. Wingate
                    Foundation, Inc., of which Mr. Wingate is one of four


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                    directors.  (Mr. Slonim, a director of HSI, has filed
                    an amendment to his Schedule 13D setting forth information as to his beneficial ownership of shares of common stock of HSI.)

                         The following summary of the Stockholders
                    Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement which is filed as an exhibit to this Amendment to Schedule 13D.

                         The Stockholders Agreement was entered into in
                    connection with a Stock Purchase Agreement, dated as of October 9, 1995, between HSI and GFI (the "Stock Purchase Agreement") pursuant to which HSI agreed to sell to GFI all of the outstanding shares of stock of HSI's subsidiary, Hi-Shear Corporation, a Delaware corporation. The transaction represents the sale of substantially all of the assets of HSI except for its net operating loss carryforwards and its claims against the U.S. Navy in the respect of the termination of certain contracts. The transactions contemplated by the Stock Purchase Agreement are conditioned upon, among other things, the approval of the stockholders of HSI.

                         Each of the stockholders that are party to the
                    Stockholders Agreement has agreed with GFI that it or he will vote its or his shares of common stock of HSI in favor of the transactions contemplated by the Stock Purchase Agreement and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HSI under the Stock Purchase Agreement or of the stockholders under the Stockholders Agreement or impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Stock Purchase Agreement and the Stockholders Agreement.
                    Each such stockholder has given an irrevocable proxy to GFI for such purpose. Such proxy is solely for the purposes specified in the Stockholders Agreement and not for any other purpose.

                         Each of the stockholders that are party to the
                    Stockholders Agreement has also agreed with GFI that it or he will not transfer any of such stockholder's shares of common stock of HSI to any other person until after the termination of the Stockholders Agreement.

                         The Stockholders Agreement provides that it will
                    terminate upon the earlier of the consummation of the transactions contemplated by the Stock Purchase Agreement and the termination of the Stock Purchase



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                    Agreement in accordance with its terms.  Accordingly,
                    the restrictions on voting and disposition of the shares beneficially owned by Mr. Wingate shall terminate upon the earlier of the consummation of the transactions contemplated by the Stock Purchase Agreement and the termination of the Stock Purchase Agreement in accordance with its terms.

                         The information required by Item 2 with respect to
                    GFI, the person with whom the power to vote or to direct the vote or to dispose or direct the disposition of the shares beneficially owned by Mr. Wingate is shared, is as follows:

                    Name:     GFI Industries
                    ----

                    Place of Organization:   Republic of France
                    ---------------------

                    Principal Business: Manufacturer of aerospace,
                    ------------------
                    automotive and industrial fasteners.

                    Address of Principal Office:  Espace Vauban - BP 431
                    ---------------------------   Boulevard Richelieu
                                                  90008 Belfort Cedex
                                                  France


                    Item 2(d) Convictions:   None
                    ---------------------

                    Item 2(d)  Civil Proceedings: None
                    ----------------------------

          Item 5 (d) and (e)  Not Applicable


          Item 6    Contracts etc. with respect to Securities of the
                    ------------------------------------------------
                    Issuer:  See discussion concerning the Stockholders
                    ------
                    Agreement under Item 5(b) and (c) above.


          Item 7    Exhibits:  Exhibit A     Stockholders Agreement
                    --------                 (described under Item 5(b) and
                                             (c) above)








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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 13, 1995

                                        /s/David A. Wingate
                                        ----------------------------
                                           David A. Wingate





















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                                  INDEX TO EXHIBITS
                                  -----------------


          Exhibit                                        Description
          --------                                       -----------
           A  . . . . . . . . . . . . . . . . . . . Stockholders Agreement